SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)

                         BIOSEARCH MEDICAL PRODUCTS INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                      90660
                                 (CUSIP Number)

STEVEN N. BRONSON                                LINDA C. FRAZIER, ESQUIRE
BARBER & BRONSON INCORPORATED         WITH A     BROAD AND CASSEL
201 S. BISCAYNE BLVD., SUITE 2950    COPY TO:    201 SOUTH BISCAYNE BLVD, SUITE 3000
MIAMI, FLORIDA  33131                            MIAMI, FLORIDA  33131
(305) 536-8500                                   (305) 373-9400
----------------------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 APRIL 22, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: |_|

                                  SCHEDULE 13D

-------------------                                      -----------------------
CUSIP NO.  90660                                           PAGE 2 OF 3 PAGES
-------------------                                      -----------------------

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    1        NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             Steven N. Bronson
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    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [ ]

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    3        SEC USE ONLY

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    4        SOURCE OF FUNDS*

             PF
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    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

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    6        CITIZENSHIP OF PLACE OF ORGANIZATION

             USA
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                                     7        SOLE VOTING POWER

          NUMBER OF                           256,494
                                     -------------------------------------------
            SHARES                   8        SHARED VOTING POWER
         BENEFICIALLY
                                              -0-
           OWNED BY                  -------------------------------------------
                                     9        SOLE DISPOSITIVE POWER
             EACH
          REPORTING                           256,494
                                     -------------------------------------------
            PERSON                   10       SHARED DISPOSITIVE POWER
             WITH
                                              -0-
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             256,494

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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [X]

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             11.64%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                               Page 3 of 3 Pages

         Except as expressly amended below, the Schedule 13D, dated October 17, 1995, as amended, as filed on behalf of Steven N. Bronson with respect to the shares of Common Stock (the "Shares"), of Biosearch Medical Products, Inc., a New Jersey corporation (the "Issuer"), remains in full force and effect.

         Item 2. is hereby amended in its entirety and restated to read as follows:

         Item 2. IDENTITY AND BACKGROUND.

                  (a) This Statement on Schedule 13D is being filed on behalf of Steven N. Bronson.

                  (b) The business address of Mr. Bronson is 201 South Biscayne Boulevard, Suite 2950, Miami, Florida 33131.

                  (c) Mr. Bronson is the President of Barber & Bronson Incorporated, a Florida corporation (the "Company"). The Company is a broker-dealer registered under the Securities Exchange Act of 1934 (the "Act").

                  (d) Mr. Bronson has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Mr. Bronson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor has Mr. Bronson been or is now subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Bronson is a citizen of the United States of America.

         Item 5. is hereby amended in its entirety and restated to read as follows:

         Item 5. INTEREST IN SECURITIES OF THE ISSUER.

                    (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 256,494 Shares, representing approximately 11.64% of the total Shares of the Issuer's Common Stock outstanding. All 256,494 of such Shares are owned of record by Mr. Bronson and with respect to which Mr. Bronson may be deemed to have sole voting and dispositive power.

         The foregoing Shares do not include any Shares held of record in the trading account of the Company and, with respect to which Shares, the foregoing persons disclaim beneficial ownership.

                    (c) On April 22, 1998, the date of the event which required the filing of this Amendment to Schedule 13D, Mr. Bronson sold in the open market an aggregate of 28,000

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                                                               Page 4 of 3 Pages

Shares for a sale price of $.29 per Share. No other transactions were effectuated in the Shares by Steven N. Bronson during the preceding 60 days which have not previously been reported.

                    (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

                    (e) Not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.

Date:  May 13, 1998

                                              /S/ STEVEN N. BRONSON
                                              ----------------------------------
                                              Steven N. Bronson